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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 66643 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TESSERA CAPITAL PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 Penbrooke Drive, Suite 12B
(No. and Street)

| Penfield | NY | 14526 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONNA DIMARIA — 585 364-3065
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

| 185 CROSSWAYS PARK DRIVE | WOODBURY | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____DONNA DIMARIA_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Tessera Capital Partners, LLC_____ , as of
_____31-Dec_____ 20 **20**____ , are true and correct.  I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____NONE_____





Signature

CEO / CCO

Title

Deborah Assenzio
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AS6242673
Qualified in Monroe County
Commission Expires 6/6/2023

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] **(b)** Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Tessera Capital Partners, LLC*

*Financial Statements*

*December 31, 2020*

*Confidential Pursuant to Reg. §240.17a-5(e)(3)*

# Tessera Capital Partners, LLC
Table of Contents
December 31, 2020



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
**Certified Public Accountants**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Tessera Capital Partners, LLC

### Opinion on the Financial Statements

We have audited the accompanying financial statements of Tessera Capital Partners, LLC (a limited liability company) as of December 31, 2020, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tessera Capital Partners, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Tessera Capital Partners LLC's management. Our responsibility is to express an opinion on Tessera Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tessera Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

**Supplemental Information**

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Tessera Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Tessera Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Tessera Capital Partners LLC's auditor since 2005.

Woodbury, New York
February 8, 2021

# TESSERA CAPITAL PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2020

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 15,206 |
| Accounts receivable | | 22,896 |
| Operating lease right-of-use asset | | 8,101 |
| Other assets | | 4,573 |
| Total assets | $ | 50,776 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 5,760 |
| Payroll protection program loan payable | | 20,250 |
| Operating lease liability | | 8,101 |
| Total liabilities | $ | 34,111 |
| Commitments and contingencies (note 4) | | |
| Members' Equity | $ | 16,665 |
| Total liabilities and members' equity | $ | 50,776 |

# TESSERA CAPITAL PARTNERS, LLC

## STATEMENT OF OPERATIONS

### For the Year Ended December 31, 2020

REVENUES

| | | |
|---|---|---:|
| Marketing and sales services | $ | 139,530 |
| Investment advisor fees & other income | | 9,564 |
| Total revenues | $ | 149,094 |

EXPENSES

| | | |
|---|---|---:|
| Compensation related & benefits | $ | 111,039 |
| License and regulatory fees | | 1,267 |
| Communication & technology | | 4,206 |
| Insurance | | 21,666 |
| Professional fees | | 23,538 |
| Lease expense | | 13,275 |
| General, administrative & other | | 17,588 |
| Total expenses | $ | 192,579 |
| Net loss | $ | (43,485) |

# TESSERA CAPITAL PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| Balance at January 1, 2020 | $ | 31,146 |
| Capital contribution | | 29,004 |
| Net loss | | (43,485) |
| Balance at December 31, 2020 | $ | 16,665 |

TESSERA CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (43,485) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| None | | |
| Cash flow from changes in assets and liabilities: | | |
| Decrease in receivables from brokers and dealers | | 3,385 |
| Increase in other assets | | (2,083) |
| Decrease in accounts payable and accrued expenses | | (2,913) |
| Total adjustments | | (1,611) |
| Net cash used in operating activities | $ | (45,096) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| None | $ | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from payroll protection program loan | $ | 20,250 |
| Captial contribution | | 29,004 |
| Net cash provided by financing activities | $ | 49,254 |
| Net change in cash | $ | 4,158 |
| Cash and cash equivalents at beginning of year | | 11,048 |
| Cash and cash equivalents at end of year | $ | 15,206 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES:** | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by Tessera Capital Partners, LLC ("the Company") in the preparation of the accompanying financial statements are as follows:

### Nature of Operations

The Company was formed in June 2004 in the State of Delaware and is a limited liability company. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides sales and marketing, marketing support, and client services for LLC's, LP's and/or investment managers with products, funds or strategies falling under the definition of Regulation D offerings, which includes products such as single strategy hedge funds, fund of fund vehicles and funds relating to real estate and private equity. In addition, the Company also provides investment advisory services.

### Revenue Recognition

As noted above, the Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") whereby the Company agrees to find prospective investors for the Adviser. Typically, the Company receives a fixed retainer for their marketing and sales efforts or may be reimbursed for certain related expenses. These agreements are generally terminatable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratably over the period in which the services are rendered.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

### Income Taxes

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is generally not subject to federal and state income taxes. Therefore, the Company's results of operations are presented without a provision for income taxes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 8, 2021, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Concentrations and Credit Risk

The Company receives its fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company. Accordingly, the Company is generally not exposed to credit risk.

Off-Balance-Sheet Risk

At times throughout the year, the Company may maintain cash balances in excess of federally insured limits. At December 31, 2020, the Company does not hold any financial instruments with off-balance-sheet risk.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.


NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $13,246 which was $8,246 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .4348 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – RIGHT-OF-USE ASSET AND LIABILTY & COMMITMENTS AND CONTIGENCIES

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2020. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use asset and liability based on the following operating lease terms.

Office space is occupied under an operating lease with a two year term commencing September 1, 2019. This lease is effective through August 31, 2021. The lease may be automatically renewed for two years by either the Company or the landlord within 120 days prior to the termination of the annual period. The monthly rent as of December 31, 2020 under this lease is $1,105. Based on these terms, the Company has recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability of $8,101 as of December 31, 2020 discounted using an interest rate of 7%.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – CUSTOMER CONCENTRATION

The Company has contracts with firms to provide marketing and sales services to Investment Advisers ("Advisers") whereby the Company agrees to find prospective investors for these Advisers. The Company's revenues from two of the contracts amount to 53% and 45% of total revenues generated for the year ended December 31, 2020.

NOTE 7 - PAYROLL PROTECTION PROGRAM LOAN

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act (the "Act") was signed into law on March 27, 2020 and provided for fast and direct economic assistance to small businesses adversely impacted by the COVID-19 pandemic. As part of the law, the Paycheck Protection Program ("PPP") was established to provide small businesses with financial resources needed to maintain their payroll and cover applicable overhead during a specified period of economic downturn. In April, 2020 the Company applied for and received a PPP loan from JP Morgan Chase Bank in the amount of $20,250. The loan is administered and guaranteed by the Small Business Administration ("SBA"). The Company has treated the loan as debt on the December 31, 2020 financial statements and plans to apply for loan forgiveness in early 2021 as is provided for in the Act. PPP loans are forgiven after the SBA has determined that the loan is eligible for forgiveness and the SBA has paid the lender. The Company intends to recognize a gain on extinguishment of the debt in the income statement when it is notified by the lender that the debt has been forgiven. No interest has been accrued on the loan as forgiveness is anticipated. As permitted by FINRA based on expected forgiveness, the Company's net capital calculation has an add-back for the PPP loan amount and has excluded the PPP loan from aggregate indebtedness.

*Supplementary Information*

# TESSERA CAPITAL PARTNERS, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### For the Year Ended December 31, 2020

| | | |
|---|---|---:|
| **NET CAPITAL** | | |
| Total member's equity | $ | 16,665 |
| Deduct member's equity not allowable for net capital | | - |
| Total member's equity qualified for net capital | $ | 16,665 |
| | | |
| Additions:  Payroll Protection Payroll loan | $ | 20,250 |
| | | |
| Deductions: | | |
| Non-allowable assets | $ | 23,669 |
| Total deductions | $ | 23,669 |
| | | |
| Net capital before haircuts on securities positions | $ | 13,246 |
| Haircuts on securities | | - |
| Net capital | $ | 13,246 |
| | | |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition | | |
| Accrued expenses and other payables | $ | 5,760 |
| Total aggregate indebtedness | $ | 5,760 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) (A) | $ | 384 |
| Minimum dollar net capital requirement for reporting broker or dealer (B) | $ | 5,000 |
| Net capital requirement (greater of (A) or (B)) | $ | 5,000 |
| Excess net capital | $ | 8,246 |
| Net capital less 120% of minimum net capital | $ | 7,246 |
| Ratio:  Aggregate indebtedness to net capital (percentage) | | .4348 to 1 |
| | | |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| (Included in Part II A of Form X-17A-5 as of December 31, 2020) | | |
| Net capital as reported in Company's Part II A (unaudited) FOCUS report | $ | 13,246 |
| None | | - |
| | | |
| Net capital per above | $ | 13,246 |



# Weisberg, Molé, Krantz & Goldfarb, LLP
*Certified Public Accountants*

**Report of Independent Registered Public Accounting Firm**

To the Management of
Tessera Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Tessera Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tessera Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provisions") and (2) Tessera Capital Partners, LLC stated that Tessera Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2020 without exception. Tessera Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tessera Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Weisberg, Molé, Krantz & Goldfarb, LLP*

Woodbury, New York
February 8, 2021

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com



TESSERA
Capital Partners

Member FINRA / SIPC, Registered with the SEC and MSRB

# Tessera Capital Partners, LLC Exemption Report

Tessera Capital Partners, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December $31^{st}$, 2020, without exception.

I, Donna B. DiMaria, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Donna DiMaria

Title: CEO / CCO

Date: 1/18/2021